UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 16 April, 2007

ASX & MEDIA RELEASE
16 APRIL, 2007

NOVOGEN LIMITED'S US PATENT ISSUED FOR PHENOXODIOL

Novogen Limited (Nasdaq: NVGN; ASX:NRT) advises that it has been granted patent claims in the United States to pharmaceutical compositions of the anti-cancer drug candidate phenoxodiol. Acceptance of the patent by the US Patent and Trademark Office was received in December 2006, and this patent has now been granted with an issue date of April 2007.

The granted claims in the US are to pharmaceutical compositions and unit dose forms of various substituted isoflav-3-enes (including phenoxodiol). The period of exclusivity is anticipated to be at least until 2017, with up to a five year extension to 2022 potentially available under US legislation known as the Hatch-Waxman Act.

This patent now adds significantly to the Novogen intellectual property portfolio surrounding phenoxodiol, which already includes granted protection for certain pharmaceutical uses including the treatment of cancer, and pending patent applications for manufacturing processes and modes of action. This portfolio includes granted protection in the US, UK, Australia, Singapore, New Zealand, Hong Kong, Czech Republic, and Turkey and pending applications elsewhere around the world.

The rights to develop and commercialise phenoxodiol have been licensed to Novogen’s US oncology subsidiary Marshall Edwards, Inc. (Nasdaq: MSHL). Phenoxodiol is now in a multi-national phase III clinical trial in combination with carboplatin as a chemotherapy resensitiser for advanced ovarian cancer, which is known as the 'Ovature' trial.

JPMorgan Securities of New York is coordinating the Marshall Edwards, Inc. international out licensing and commercialisation strategies for phenoxodiol.

About phenoxodiol

Phenoxodiol is an investigational drug and, as such, is not commercially available. Phenoxodiol is a novel-acting drug that inhibits key pro-survival signalling pathways operating via sphingosine-1-phosphate and Akt. Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP. Loss of activity of these proteins restores the ability of chemoresistant tumour cells to undergo apoptosis in response to chemotherapy. The putative molecular target for phenoxodiol is a tumour-specific protein, accounting for the highly selective nature of the drug.

About Novogen

Novogen is an Australian based biotechnology company in the business of research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, USA and Europe. Novogen’s drug program is researching and developing compounds for the treatment of cancer, cardiovascular disease and inflammatory disease.

About Marshall Edwards Inc.

Marshall Edwards, Inc. (Nasdaq : MSHL) has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.